UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

July 28, 2015

Commission File No.: 000-30668

NOVA MEASURING INSTRUMENTS LTD.
(Translation of registrant’s name into English)

Building 22 Weizmann Science Park, Rehovot
P.O.B 266
Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled: “Nova Reports Record Revenues for Second Quarter 2015”.

The financial statements tables included in the press release (pages 5-7 of the press release) are hereby incorporated by reference into the Registrant’s registration statements on Form S-8, filed with the Securities and Exchange Commission on the following dates: December 29, 2005 (File No. 333-130745); November 5, 2007 (File No. 333-147140); October 25, 2012 (File No. 333-184585) and March 6, 2015 (File No. 333-202550).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOVA MEASURING INSTRUMENTS LTD. (Registrant)

Date: July 28, 2015	By: /s/ Dror David
Dror David
Chief Financial Officer

Company Contact: Dror David, Chief Financial Officer Nova Measuring Instruments Ltd. Tel: +972-73-229-5760 E-mail: info@novameasuring.com www.novameasuring.com	Investor Relations Contacts: Hayden/ MS-IR LLC Miri Segal Tel: +917-607-8654 E-mail: msegal@ms-ir.com Or Brett Maas Tel: +646-536-7331 E-mail: brett@haydenir.com

Company Press Release

Nova Reports Record Revenues for Second Quarter 2015

Quarterly Revenues of $40.6 million Drive Non-GAAP Net Income of $0.20
Per Diluted Share, Both Exceeding the Guidance

Rehovot, Israel, July 28, 2015 - Nova Measuring Instruments (NASDAQ: NVMI), a leading innovator and a key provider of metrology solutions for advanced process control used in semiconductor manufacturing, today reported record 2015 second quarter results. The company closed the acquisition of ReVera on April 2, 2015. Accordingly, the company’s second quarter results include the contribution of ReVera, with no similar contribution in previous periods.

Quarterly Highlights:

•	Record quarterly revenue of $40.6 million, up 47% sequentially
•	Non-GAAP net income of $5.4 million, or $0.20 per diluted share, up 34% sequentially
•	Customer mix includes four customers contributing more than 10% each to the quarterly revenues, including two leading memory customers
•	Launched new standalone Optical CD system, the HelioSense100TM, targeted at the most complex device manufacturing across all semiconductor segments
•	The acquisition of ReVera creating strong pipeline of opportunities and leading to further customer diversification

GAAP Results ($K)
	Q2 2015	Q1 2015	Q2 2014
Revenues	$40,552	$27,494	$32,785
Net Income	$2,150	$2,977	$5,694
Earnings per Diluted Share	$0.08	$0.11	$0.20
NON-GAAP Results ($K)
	Q2 2015	Q1 2015	Q2 2014
Net Income	$5,402	$4,034	$6,108
Earnings per Diluted Share	$0.20	$0.15	$0.22

A reconciliation between GAAP operating results and non-GAAP operating results is provided following the financial statements that are part of this release. Non-GAAP results exclude amortization of acquired intangible assets, adjustments of deferred tax assets, stock-based compensation expenses and acquisition related expenses.

Management Comments

“We continue to diversify our revenue and customer base by expanding our technologies and creating a comprehensive suite of solutions, which is becoming increasingly attractive to our customers,” commented Eitan Oppenhaim, President and CEO of Nova. “Our efforts to differentiate our offering and expand our customer mix are contributing to our growth and improving our financial results, which continue to represent industry leading performance,” added Mr. Oppenhaim. “The integration of ReVera continues to go well, and the strategic benefits of this pivotal acquisition have exceeded our expectations. We believe Nova is well positioned today to capture the growing market opportunities that are driven by key industry inflection points, due to our holistic approach and complete suite of products, including optical and x-ray technologies, as well as our advanced software and modeling solutions.”

2015 Second Quarter Results

Total revenues for the second quarter of 2015 were $40.6 million, an increase of 47% compared to the first quarter of 2015, and an increase of 24% relative to the second quarter of 2014.

Gross margin for the second quarter of 2015 was 47%, and included $2.4 million of amortization of acquired intangible assets in cost of product. This is compared with 52% in the first quarter of 2015 and compared with 54% in the second quarter of 2014.

Operating expenses in the second quarter of 2015 were $18.7 million, and included $1.5 million of acquisition related expenses and $0.6 million of amortization of acquired intangible assets. This is compared with $12.1 million in the first quarter of 2015 and compared to $12.0 million in the second quarter of 2014.

On a GAAP basis, the company reported net income of $2.2 million, or $0.08 per diluted share, in the second quarter of 2015. This compares with net income of $3.0 million, or $0.11 per diluted share, in the first quarter of 2015. The company reported net income of $5.7 million, or $0.20 per diluted share, in the second quarter of 2014.

On a Non-GAAP basis, which excludes amortization of acquired intangible assets, adjustments of deferred tax assets, stock-based compensation expenses and acquisition related expenses, the company reported net income of $5.4 million, or $0.20 per diluted share, in the second quarter of 2015. This compares sequentially to net income of $4.0 million, or $0.15 per diluted share, in the first quarter of 2015 and to net income of $6.1 million, or $0.22 per diluted share, in the second quarter of 2014.

Third Quarter Financial Outlook

Management provided an outlook for the third quarter, the period ending September 30, 2015. Based on current estimates, management expects:

•	$38 million to $42 million in revenue
•	$0.10 to $0.20 in diluted non-GAAP EPS
•	$0.08 to $0.18 in diluted GAAP EPS

Conference Call Information

Nova will host a conference call on Tuesday, July 28, 2015 at 4:30 p.m. Eastern Time, to discuss the second quarter results and future outlook.

To attend the conference call, please dial one of the following teleconferencing numbers. Please begin by placing your calls 5 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

U.S. Dial-in Number:  1-800-967-7135
ISRAEL Dial-in Number:  1809-24-6042
INTERNATIONAL Dial-in Number:  1-719-325-2370

At:

4:30 p.m. Eastern Time
1:30 p.m. Pacific Time
11:30 p.m. Israeli Time

The conference call will also be webcast live from a link on Nova’s website at http://ir.novameasuring.com. For those unable to participate in the conference call, there will be a replay available from a link on Nova’s website at http://ir.novameasuring.com.

About Nova: Nova Measuring Instruments Ltd. delivers continuous innovation by providing advanced metrology solutions for the semiconductor manufacturing industry. Deployed with the world’s largest integrated-circuit manufacturers, Nova’s products deliver state of the art, high performance metrology solutions for effective process control throughout the semiconductor fabrication lifecycle. Nova’s holistic approach and complete suite of products, which combines high-precision hardware and cutting-edge software, support the development and production of the most advanced devices in today’s high-end semiconductor market. Our technical innovation and market leadership enable customers to improve their process performance, products yields and time to market. Nova acts as a partner to semiconductor manufacturers from its offices around the world. Additional information may be found at www.novameasuring.com.

This press release provides financial measures that exclude non-cash charges for amortization of acquired intangible assets, adjustments of deferred tax assets, stock-based compensation expenses and acquisition related expenses and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding Nova's performance because they reflect our operational results and enhances management's and investors' ability to evaluate Nova's performance before charges or benefits considered by management to be outside Nova's ongoing operating results.

The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management believes that it is in the best interest of its investors to provide financial information that will facilitate comparison of both historical and future results and allows greater transparency to supplemental information used by management in its financial and operational decision making. A reconciliation of each GAAP to non-GAAP financial measure discussed in this press release is contained in the accompanying financial tables.

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding, but are not limited to, anticipated benefits, growth opportunities and other events relating to the acquisition of ReVera Incorporated, projections about our business and its future revenues, expenses and profitability. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward looking statements. These risks and other factors include but are not limited to: the ability to recognize benefits of the acquisition; risks that the acquisition disrupts current plans and operations; and impact of the acquisition on relationships with customers, distributors and suppliers. Factors that may affect our results, performance, circumstances or achievements also include, but are not limited to, the following: our dependency on a small number of large customers and small number of suppliers; the highly cyclical and competitive nature of the markets we target and we operate in; our inability to reduce spending during a slowdown in the semiconductor industry; our ability to respond effectively on a timely basis to rapid technological changes; our dependency on PEM; risks related to exclusivity obligations and non-limited liability that may be included in our commercial agreements and arrangements; our ability to retain our competitive position despite the ongoing consolidation in our industry; risks related to our dependence on our manufacturing facilities; risks related to changes in our order backlog; risks related to the financial, political and environmental instabilities in Asia; risks related to our intellectual property; new product offerings from our competitors; unanticipated manufacturing or supply problems; changes in tax requirements; changes in customer demand for our products; risks related to currency fluctuations and risks related to our operations in Israel. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading "Risk Factors" in Nova's Annual Report on Form 20-F for the year ended December 31, 2014 filed with the Securities and Exchange Commission on February 25, 2015. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. Nova Measuring Instruments Ltd. does not assume any obligation to update the forward-looking information contained in this press release.

(Tables to Follow)

NOVA MEASURING INSTRUMENTS LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands) - (Unaudited)

	As of
ASSETS	June 30, 2015	December 31, 2014 (Audited)
Current assets
Cash and cash equivalents	21,543	13,649
Short-term interest-bearing bank deposits	58,803	107,289
Held for trading securities	2,063	1,995
Trade accounts receivable	21,470	15,566
Inventories	26,598	16,107
Deferred tax assets	1,362	142
Other current assets	3,301	3,097

Total current assets	135,140	157,845

Long-term assets
Long-term interest-bearing bank deposits	750	750
Deferred tax assets	12,063	1,654
Severance pay funds	1,637	1,580
Property and equipment, net	11,003	11,450
Identifiable intangible assets, net	19,918	-
Goodwill	14,657	-

Total long-term assets	60,028	15,434

Total assets	195,168	173,279

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Trade accounts payable	15,337	11,568
Deferred revenues	3,611	3,022
Deferred tax liabilities	1,337	-
Other current liabilities	13,884	12,606

Total current liabilities	34,169	27,196

Long-term liabilities
Deferred tax liabilities	6,631	-
Liability for employee severance pay	2,606	2,465
Deferred revenues	-	36

Total long-term liabilities	9,237	2,501

Shareholders' equity	151,762	143,582

Total liabilities and shareholders’ equity	195,168	173,279

NOVA MEASURING INSTRUMENTS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
 (U.S. dollars in thousands, except per share data) - (Unaudited)

	Three months ended		Six months ended
	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014
Revenues:
Products	30,861	26,015	50,185	54,791
Services	9,691	6,770	17,861	12,654
Total revenues	40,552	32,785	68,046	67,445

Cost of revenues:
Products	13,343	11,050	21,982	23,847
Services	5,598	4,139	10,030	8,279
Amortization of acquired intangible assets in cost of products	2,442	-	2,442	-
Total cost of revenues	21,383	15,189	34,454	32,126

Gross profit	19,169	17,596	33,592	35,319

Operating expenses:
Research and Development expenses, net	10,904	7,152	17,903	14,053
Sales and Marketing expenses	4,260	3,505	7,066	6,911
General and Administration expenses	1,413	1,316	2,637	2,380
Acquisition related expenses	1,549	-	2,655	-
Amortization of acquired intangible assets	569	-	569	-
Total operating expenses	18,695	11,973	30,830	23,344

Operating income	474	5,623	2,762	11,975

Financing income, net	154	202	365	377

Income before tax on income	628	5,825	3,127	12,352

Income tax expenses (benefit)	(1,522)	131	(2,000)	260

Net income for the period	2,150	5,694	5,127	12,092

Earnings per share:
Basic	0.08	0.21	0.19	0.44
Diluted	0.08	0.20	0.19	0.43

Shares used for calculation of earnings per share:
Basic	27,291	27,592	27,250	27,512
Diluted	27,677	28,138	27,426	27,983

NOVA MEASURING INSTRUMENTS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands) - (Unaudited)

	Three months ended		Six months ended
	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014
Cash flows from operating activities:

Net income for the period	2,150	5,694	5,127	12,092

Adjustments to reconcile net income to net cash provided by operating activities:

Depreciation	1,146	972	2,206	1,874
Amortization of acquired intangible assets	3,011	-	3,011	-
Amortization of deferred stock-based compensation	613	472	1,130	994
Decrease in liability for employee termination benefits, net	100	74	84	48
Deferred tax assets, net	(1,921)	(58)	(2,487)	(49)
Gain on securities	(110)	-	(68)	-
Decrease (increase) in trade accounts receivable	(1,887)	(3,898)	(4,383)	1,843
Decrease (increase) in inventories	(1,380)	688	(1,263)	(672)
Decrease (increase) in other current assets	(373)	257	(43)	(460)
Increase (decrease) in trade accounts payable and other long-term liabilities	2,428	(2,456)	2,563	(3,505)
Increase (decrease) in other current liabilities	207	(787)	682	446
Increase (decrease) in short and long term deferred revenues	259	1,247	(843)	2,330

Net cash provided by operating activities	4,243	2,205	5,716	14,941

Cash flow from investment activities:

Decrease (increase) in short-term interest-bearing bank deposits	(11)	(1,943)	48,486	(11,984)
Investment in short-term available for sale securities	-	(19)	-	(18)
Acquisition of subsidiary, net of acquired cash	1,156	-	(45,344)	-
Additions to property and equipment	(767)	(1,228)	(1,524)	(1,753)

Net cash provided by (used in) investment activities	378	(3,190)	1,618	(13,755)

Cash flows from financing activities:

Purchases of treasury shares	(1,389)	(1,103)	(1,389)	(1,103)
Shares issued under employee stock-based plans	857	961	1,949	2,274

Net cash provided by (used in) financing activities	(532)	(142)	560	1,171

Increase (decrease) in cash and cash equivalents	4,089	(1,127)	7,894	2,357
Cash and cash equivalents – beginning of period	17,454	21,026	13,649	17,542
Cash and cash equivalents – end of period	21,543	19,899	21,543	19,899

NOVA MEASURING INSTRUMENTS LTD.
RECONCILIATION OF GAAP TO NON-GAAP RESULTS
(U.S. dollars in thousands, except percentage) - (Unaudited)

	Three months ended
	June 30, 2015	March 31, 2015	June 30, 2014

GAAP cost of revenues	21,383	13,071	15,189
Amortization of acquired intangible assets in cost of products	(2,442)	-	-
Stock-based compensation in cost of products	(89)	(81)	(80)
Stock-based compensation in cost of services	(46)	(32)	(30)
Non-GAAP cost of revenues	18,806	12,958	15,079

GAAP gross profit	19,169	14,423	17,596
Gross profit adjustments	2,577	113	110
Non-GAAP gross profit	21,746	14,536	17,706
GAAP gross margin as a percentage of revenues	47%	52%	54%
Non-GAAP gross margin as a percentage of revenues	54%	53%	54%

GAAP operating expenses	18,695	12,135	11,973
Stock-based compensation in Research and Development	(254)	(190)	(199)
Stock-based compensation in Sales and Marketing	(166)	(160)	(111)
Stock-based compensation in General and Administrative	(58)	(54)	(52)
Acquisition related expenses	(1,549)	(1,106)	-
Amortization of acquired intangible assets	(569)	-	-
Non-GAAP operating expenses	16,099	10,625	11,611
Non-GAAP operating income	5,647	3,911	6,095
GAAP operating margin as a percentage of revenues	1%	8%	17%
Non-GAAP operating margin as a percentage of revenues	14%	14%	19%

GAAP tax on income	(1,522)	(478)	131
Deferred tax assets adjustments, net	1,921	566	58
Non-GAAP tax on income	399	88	189

GAAP net income	2,150	2,977	5,694
Amortization of acquired intangible assets	3,011	-	-
Stock-based compensation expenses	613	517	472
Deferred tax assets adjustments, net	(1,921)	(566)	(58)
Acquisition related expenses	1,549	1,106	-
Non-GAAP net income	5,402	4,034	6,108

GAAP basic earnings per share	0.08	0.11	0.21
Non-GAAP basic earnings per share	0.20	0.15	0.22

GAAP diluted earnings per share	0.08	0.11	0.20
Non-GAAP diluted earnings per share	0.20	0.15	0.22

Shares used for calculation of earnings per share:
Basic	27,291	27,210	27,592
Diluted	27,677	27,552	28,138